UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N-8F

Application for Deregistration of Certain Registered Investment Companies.

I.	General Identifying Information

1.	Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

[ ]	Merger

[X]	Liquidation

[ ]	Abandonment of Registration

(Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

[ ]	Election of status as a Business Development Company

(Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.	Name of fund: Hatteras VC Co-Investment Fund II, LLC

3.	Securities and Exchange Commission File No.: 811-22251

4.	Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

[X]	Initial Application	[ ]	Amendment

5.	Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

8510 Colonnade Center Drive, Suite 150
Raleigh, North Carolina 27615

6.	Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP
One Logan Square, 18th & Cherry Streets
Philadelphia, PA 19103
(215) 988-2959

7.	Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act (17 CFR 270.31a-1, .31a-2):

Hatteras Funds, LP

8510 Colonnade Center Drive, Suite 150

Raleigh, North Carolina 27615

(919) 846-2324

NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

As described in further detail in response to Item 18, the Fund formed a liquidating trust (the “Liquidating Trust”) in connection with its dissolution and liquidation. The Liquidating Trust will maintain and preserve all books and records relating to the Liquidating Trust as if it were a registered investment company consistent with Section 31 of the Investment Company Act of 1940, as amended (the “1940 Act”), and the rules thereunder, and promptly make available to the staff of the Commission any such records and personnel as requested.

In addition, the Liquidating Trust will maintain and preserve the books and records of each of the Fund and the Liquidating Trust, including all records relating to the liquidation of the Fund and the formation of the Liquidating Trust, that were in existence prior to the transfer of assets consistent with, and to the extent and for the time periods required by, Section 31 of the 1940 Act and the rules thereunder. All such records, as provided for in the Liquidating Trust Agreement (as defined in response to Item 18 herein) will be maintained and preserved by the Liquidating Trust’s trustee, Hatteras Funds, LP.

8.	Classification of fund (check only one):

[X]	Management company;

[ ]	Unit investment trust; or

[ ]	Face-amount certificate company.

9.	Subclassification if the fund is a management company (check only one):

[ ]	Open-end	[X]	Closed-end

10.	State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

Delaware

11.	Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

Hatteras Funds, LP
8510 Colonnade Center Drive, Suite 150
Raleigh, North Carolina, 27615

12.	Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

Hatteras Capital Distributors, LLC
8510 Colonnade Center Drive, Suite 150
Raleigh, North Carolina, 27615

The Fund has not made a public offering of its securities during the last five years and does not propose to make a public offering or engage in business of any kind.

13.	If the fund is a unit investment trust ("UIT") provide:

Depositor's name(s) and address(es):

Trustee's name(s) and address(es):

Not applicable.

14.	Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

[ ]	Yes	[X]	No

If Yes, for each UIT state:
Name(s):
File No.: 811-____
Business Address:

15.	(a)	Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[X]	Yes	[ ]	No

If Yes, state the date on which the board vote took place: December 1, 2020

If No, explain:

(b)	Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

[ ]	Yes	[X]	No

If Yes, state the date on which the shareholder vote took place:

If No, explain: Under the fund’s limited liability company agreement, the board may liquidate the fund without member approval.

Member approval was not required because members were not required to vote on the termination of the Fund's existence under Article VI of the Fund's Limited Liability Company Agreement. Pursuant to the terms and conditions in Article II and Article VI of the Fund's Limited Liability Company Agreement, the Fund had a limited duration of existence, initially set to expire on August 31, 2015. At the discretion of the Board of Managers of the Fund, the term of the Fund has been extended and the Fund’s final closing date is September 1, 2021. The Board of Managers of the Fund may dissolve the Fund and/or adopt a plan of liquidation at any time preceding September 1, 2021. Under Article VI of the Fund's Limited Liability Company Agreement, the Board of Managers may, in its sole discretion, distribute the assets of the Fund into and through a liquidating trust to effect the liquidation of the Fund.

The Board adopted a Plan of Liquidation and Termination on December 1, 2020. The Board also committed the specific date of the Fund's liquidation and termination to the discretion of the officers of the Fund. The officers determined that it was in the best interests of the Fund and its shareholders to liquidate and terminate the Fund on June 29, 2021.

II.	Distributions to Shareholders

16.	Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

[X]	Yes	[ ]	No

(a)	If Yes, list the date(s) on which the fund made those distributions:

The Fund declared liquidating distributions pursuant to the Fund’s Plan of Liquidation and Termination on June 29, 2021. The Fund also intends to make a final liquidating distribution pursuant to the Fund’s Plan of Liquidation and Termination upon the final disposition of the Fund’s assets.

(b)	Were the distributions made on the basis of net assets?

[X]	Yes	[ ]	No

(c)	Were the distributions made pro rata based on share ownership?

[X]	Yes	[ ]	No

(d)	If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)	Liquidations only:

Were any distributions to shareholders made in kind?

[ ]	Yes	[X]	No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.	Closed-end funds only:

Has the fund issued senior securities?

[ ]	Yes	[X]	No

If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:

18.	Has the fund distributed all of its assets to the fund's shareholders?

[ ]	Yes	[X]	No*

*	In accordance with Rule 8f-1 under the 1940 Act, the Fund has distributed substantially all of its assets to shareholders and is in the process of winding up its affairs. In connection with the process of winding up its affairs, the Fund has retained two illiquid holdings, representing approximately $341,272.15. The Fund has also retained approximately $518,848.78 in cash to pay for contingent liabilities recognized after December 31, 2020. There are no outstanding management fee liabilities.

The Fund transferred the $518,848.78 in cash, its two illiquid holdings and all known and unknown liabilities to a liquidating trust (the “Liquidating Trust”) on June 29, 2021. It is expected that the illiquid holdings will be liquidated by 2024, if not sooner, at the then current net asset value. The Liquidating Trust will pay a final distribution once all assets have been liquidated and all liabilities have been satisfied. The final distribution will be made pro rata by ownership interest among holders of outstanding shares of common stock of the Fund at liquidation, who were allocated beneficial ownership interests in the Trust.

The investment adviser and the Board of Managers of the Fund believe that terminating the Fund and creating a liquidating trust pursuant to a liquidating trust agreement dated June 29, 2021 between the Fund and Hatteras Funds, LP, d/b/a Hatteras Investment Partners, acting solely in the capacity as liquidation trustee (the “Liquidating Trust Agreement”) was in the best interest of the members of the Fund and allowed for the preservation of existing Fund assets for the benefit of its members. The Fund had an initial closing on September 1, 2009 (“Initial Closing”) and a final closing on August 31, 2010. The Fund’s investment period was three years following the Initial Closing of the Fund. The initial term of the Fund was to continue until the date that is six years from the date of the Initial Closing, At the discretion of the Board of Managers of the Fund, the term of the Fund had been extended three times to allow the Fund to divest its illiquid investments in a manner that is least detrimental to the beneficiaries’ interests.

The Liquidating Trust is not required to be registered under the 1940 Act because all of its activities are incidental to its dissolution. See Section 7(b) of the 1940 Act. The Liquidating Trust has, however, agreed to the following as conditions to the Fund’s de-registration under the 1940 Act:

•	The Liquidating Trust will comply with the books and records provisions of Section 31 of the 1940 Act, and the rules thereunder, as set forth in response to Item 7 herein.
•	The Liquidating Trust will operate in compliance with Section 17(a) of the 1940 Act as if it was a registered investment company.
•	The Liquidating Trust will not pay any fees, to the Fund’s current investment adviser and other affiliated persons of the investment adviser for providing any services to the Liquidating Trust.
•	The Liquidating Trust will appropriately convey accurate and timely information to beneficiaries of the Liquidating Trust with regard to the status of the Liquidating Trust and its liquidation, including without limitation information concerning the dates and amounts of Liquidating Trust distributions and annual reports.

If No,

(a)	How many shareholders does the fund have as of the date this form is filed?

0

(b)	Describe the relationship of each remaining shareholder to the fund:

19.	Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

[X]	Yes	[ ]	No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

See response to Item 18

III.	Assets and Liabilities

20.	Does the fund have any assets as of the date this form is filed?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each asset retained by the fund as of the date this form is filed: See response to Item 18

(b)	Why has the fund retained the remaining assets? See response to Item 18

(c)	Will the remaining assets be invested in securities? See response to Item 18

[ ]	Yes	[X]	No

21.	Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

[ ]	Yes	[X]	No

If Yes,

(a)	Describe the type and amount of each debt or other liability:

(b)	How does the fund intend to pay these outstanding debts or other liabilities?

IV.	Information About Event(s) Leading to Request For Deregistration

22.	(a)	List the expenses incurred in connection with the Merger or Liquidation:

(i)	Legal expenses:	$22,500

(ii)	Accounting expenses:
	Tax Preparation	$23,400
	Audit Fee	$0

(iii)	Other expenses (list and identify separately):

	EDGAR Filing Fees:	$0
	Transfer Agent Expenses:	$29,100
	Printing/Mailing Fee:	$0
	Fund Accounting / Administration:	$75,000
	Fund Custody Fee:	$18,900
	Insurance Expense:	$6,000
	Miscellaneous Expense:	$39,000

(iv)	Total expenses (sum of lines (i)-(iii) above):	$213,900

(b)	How were those expenses allocated? The expenses were allocated to Hatteras VC Co-Investment Fund II, LLC or an affiliate.

(c)	Who paid those expenses? Hatteras VC Co-Investment Fund II, LLC, the fund’s investment adviser, or an affiliate paid or will pay all of the expenses.

(d)	How did the fund pay for unamortized expenses (if any)? There were no unamortized expenses.

23.	Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

[ ]	Yes	[X]	No

If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.	Conclusion of Fund Business

24.	Is the fund a party to any litigation or administrative proceeding?

[ ]	Yes	[X]	No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.	Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

[ ]	Yes	[X]	No

If Yes, describe the nature and extent of those activities:

VI.	Mergers Only

26.	(a)	State the name of the fund surviving the Merger: N/A

The names of the surviving portfolios are as follows: N/A

(b)	State the Investment Company Act file number of the fund surviving the Merger: N/A

(c)	If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A

(d)	If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form. N/A

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Hatteras VC Co-Investment Fund II, LLC, (ii) he is the President and Chairman of Hatteras VC Co-Investment Fund II, LLC, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

August 17, 2021	/s/ David B. Perkins
David B. Perkins
President and Chairman